

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2013

<u>Via E-mail</u>
Mr. Robert Brooke
Chief Executive Officer
Stevia First Corp.
5225 Carlson Rd.
Yuba City, California 95993

> **Re:** **Stevia First Corp.**
> **Registration Statement on Form S-1**
> **Filed April 10, 2013**
> **File No. 333-187824**

Dear Mr. Brooke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 15</u>

1. Please revise your tabular disclosure to discuss the company's intended use of proceeds if less than the maximum proceeds are obtained. For example, disclose the intended use of proceeds if 25%, 50%, 75% and 100% of the maximum proceeds are obtained. Please also discuss the company's plans if less than 25% of the maximum proceeds are obtained.

<u>Plan of Distribution, page 21</u>

2. Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed placement agent arrangements.

Management's Discussion and Analysis . . . , page 24

3. We note that your disclosure regarding your total expected expenditures and operational milestones does not appear to have changed since the Form S-1/A filed on February 19, 2013. Please update this disclosure as appropriate. As a non-exclusive example, please revise to reflect any changes resulting from the proceeds you hope to receive from this offering.

Exhibits

4. Please file your placement agent agreement with Dawson James Securities, Inc. as an exhibit to the registration statement. Please see Item 601(b)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director